Exhibit 12.1

EXELIXIS, INC.
STATEMENT RE COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(in thousands)
Our earnings were insufficient to cover fixed charges for the years ended December 31, 2014, 2013, 2012 and 2010. The following table sets forth our ratio of earnings to fixed charges for the year ended December 31, 2011 and our deficiency of earnings to cover fixed charges for the years ended December 31, 2014, 2013, 2012 and 2010.

	Year Ended December 31,
	2014	2013	2012	2011	2010
Fixed charges:
Interest expense	$48,607	$45,347	$27,088	$16,259	$9,340
Interest portion of rental expense	886	935	2,948	606	570
Total fixed charges	$49,493	$46,282	$30,036	$16,865	$9,910

Earnings:
Net income (loss) before income taxes	$(268,542)	$(244,856)	$(147,538)	$76,992	$(92,402)
Fixed charges per above	49,493	46,282	30,036	16,865	9,910
Earnings	$(219,049)	$(198,574)	$(117,502)	$93,857	$(82,492)

Ratio of earnings to fixed charges				5.57
Deficiency of earnings available to cover fixed charges	$(268,542)	$(244,856)	$(147,538)		$(92,402)